

Afshan Abbas · 3rd

CEO and Co Founder at Fuchsia Inc.

Greater Seattle Area · 500+ connections · **Contact info**

Fuchsia Shoes Inc.

 University of Washington

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Experience



CEO and Co Founder
Fuchsia Shoes Inc.
Feb 2016 – Present · 4 yrs
Bellevue, WA

Data Engineer
INRIX
Oct 2014 – Feb 2016 · 1 yr 5 mos
Kirkland

Microsoft
6 yrs 7 mos



Sr Business Analyst (BI)
Apr 2009 – Sep 2014 · 5 yrs 6 mos
Redmond, WA

• Deliver reporting and analytics for OEM Finance during Windows 7 and Windows 8 launch including real time business insights for executive audience
• Develop reporting infrastructure for Win 8 online activations based on discrete data sources to produce meaningful information used for decision making and business insights ...**see more**



Application Developer
Mar 2008 – Mar 2009 · 1 yr 1 mo

•Developed, administered and maintained SQL databases.
•Wrote SQL Scripts, stored procedures, views and triggers using SQL Server 2005/2008
•Created, administered and reviewed reports and also regenerate them to be sure that the correct information is being pulled. ...**see more**

IT Analyst -Application Development and Support
Canadian diabetes
Aug 2006 – Oct 2007 · 1 yr 3 mos

· Main technical lead for the accounting/financial application
· ERP application development, support and customization
· Write SQL Scripts, stored procedures, views and triggers using SQL Server 2000/2005
· Identify technical problems with the financial application, process, solutions and tr ...**see more**

Statistical Analyst
Pollara
2004 – 2006 · 2 yrs

• Ran frequencies and cross tabulations on data using SPSS DOS and Windows
• Coded variables, created collapses, means and standard deviations in SPSS
• Data updating, data cleaning, data sorting and data manipulation using MS-DOS, SPSS, Excel

etc. ...see more

Education

University of Washington
MS, Information Management
2009 – 2012

Ryerson University
Certification, .NET Application Development
2006 – 2007

Iqra University
BS, Computer Engineering
2000 – 2003

Volunteer Experience

Member Of The Board Of Advisors
Pakistani Women in Computing
Mar 2019 – Present • 11 mos
Science and Technology

Skills & Endorsements

Microsoft SQL Server · 20

Endorsed by **Saad Zafar Iqbal Baig, who is highly skilled at this**   Endorsed by **2 of Afshan's colleagues at INRIX**

SharePoint · 18

Endorsed by **3 of Afshan's colleagues at Microsoft**

Databases · 16

Endorsed by **5 of Afshan's colleagues at Microsoft**

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